

May 14, 2015

<u>Via E-mail</u>
Mr. Alfred Lumsdaine
Chief Financial Officer
Healthways, Inc.
701 Cool Springs Blvd.
Franklin, TN 37067

> **Re: Healthways, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 13, 2015**
> **Form 8-K**
> **Filed February 24, 2015**
> **File No. 000-19364**

Dear Mr. Lumsdaine:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26
Results of Operations, page 34

1.   We note your discussion identifies certain factors impacting the year-to-year changes in revenues and expenses. To the extent individual factors are material, please quantify their effect on the change in the applicable income statement line item. For example, disclose the dollar amount of change in revenue attributable to contracts with new customers for the year ended December 31, 2014. Please expand the discussion of results of operations throughout for all periods discussed to quantify the impact of the events disclosed. For additional guidance, please refer to SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Form 8-K filed February 24, 2015
Exhibit 99.1 - Reconciliation of Adjusted Net Income (Loss) and Adjusted Net Income (Loss)
Per Share to Net Income (Loss) and Net Income (Loss) Per Share, GAAP Basis

2.	You have disclosed in the footnotes to the non-GAAP reconciliation that net loss
attributable to non-cash interest charges and net loss attributable to legal settlement
charges represent charges after-tax. Please provide draft disclosure to be included in
future filings to disclose the tax effect of each item parenthetically or in a footnote to the
reconciliation. Alternatively, you may present the tax effect in one line in the
reconciliation. In addition, please disclose how the tax effect was calculated. Refer to
Question 102.11 of the Non-GAAP Financial Measures Codification and Disclosure
Interpretation that is available on our website at
http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or John Archfield at (202)
551-3315 if you have questions regarding comments on the financial statements and related
matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining